SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.

                           FORM U-6B-2

                   Certificate of Notification

Certificate is filed by: Public Service Company of New Hampshire.

     This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

     Type of the security or securities: In a closing on December 19, 2001, pursuant to a Series A Loan and Trust Agreement, a Series B Loan and Trust Agreement, and a Series C Loan and Trust Agreement, respectively, each dated as of October 1, 2001 (each an "Agreement" and collectively, the "Agreements"), and each among the Business Finance Authority of the State of New Hampshire (the "Authority"), Public Service Company of New Hampshire (the "Company"), and State Street Bank and Trust Company, as Trustee (the "Trustee"), the Company has unconditionally agreed to make payments on loans made to it by the Authority of the proceeds of the Authority's $89,250,000 Pollution Control Revenue Bonds (Public Service Company of New Hampshire Project - 2001 Tax-Exempt Series A) (the "2001 Series A Bonds"), $89,250,000 Pollution Control Revenue Bonds (Public Service Company of New Hampshire - 2001 Tax-Exempt Series B) (the "2001 Series B Bonds"), and $108,985,000 5.45% Pollution Control Revenue Bonds (Public Service Company of New Hampshire Project 2001 Tax-Exempt Series C) (the "2001 Series C Bonds") (collectively, the "2001 Bonds").

     The proceeds of the 2001 Series A Bonds will be used to refund the outstanding balance of the Authority's $66,000,000 7.65% Pollution Control Revenue Bonds (Public Service Company of New Hampshire Project - 1991 Tax Exempt Series A) (the "1991 Series A Bonds") and a portion of the outstanding balance of the Authority's $112,500,000 7.65% Pollution Control Revenue Bonds (Public Service Company of New Hampshire Project - 1991 Tax Exempt Series C) (the "1991 Series C Bonds"). The proceeds of the 2001 Series B Bonds will be used to refund the remaining balance of the 1991 Series C Bonds. The proceeds of the 2001 Series C Bonds will be used to refund the outstanding balance of the Authority's $108,985,000 7 1/2 % Pollution Control Revenue Bonds (Public Service Company of New Hampshire Project - 1991 Tax Exempt Series B) (the "1991 Series B Bonds," and, together with the 1991 Series A Bonds and the 1991 Series C Bonds, the "1991 Bonds").

     The 1991 Series A Bonds, 1991 Series B Bonds, and 1991 Series C Bonds were secured respectively by the Company's Series C, D, and E First Mortgage Bonds. The Series C, D, and E First Mortgage Bonds were deemed paid as of December 19, 2001. Concurrently with the issue of the 2001 Bonds, the Company issued and delivered to the Trustee three new series of its first mortgage bonds to evidence and secure its obligation to repay the loans under the Agreements: Series I First Mortgage Bonds, in the principal amount of $89,250,000, were issued to evidence and secure the Company's repayment obligation with respect to the 2001 Series A Bonds; Series J First Mortgage Bonds, in the principal amount of $89,250,000, were issued to evidence and secure the Company's repayment obligation with respect to the 2001 Series B Bonds; and Series K First Mortgage Bonds, in the principal amount of $108,985,000, were issued to evidence and secure the Company's repayment obligation with respect to the 2001 Series C Bonds (collectively, the "2001 First Mortgage Bonds").

    The 2001 First Mortgage Bonds were issued pursuant to the First Mortgage Indenture dated as of August 15, 1978, as amended and supplemented (as so amended, the "First Mortgage Indenture"), between the Company and First Union National Bank, successor to First Fidelity Bank, National Association, New Jersey, as trustee (the "First Mortgage Trustee"). The 2001 First Mortgage Bonds are secured equally and ratably with all other first mortgage bonds of the Company now or hereafter issued under the First Mortgage Indenture, by a first mortgage lien on substantially all of the Company's property and franchises, subject to certain customary exceptions.

    Payment of the regularly scheduled principal of and interest on the 2001 Bonds when due is insured by a financial guarantee insurance policy issued by MBIA Insurance Corporation.

     The Authority assigned substantially all of its rights and interest in respect of the loan and the 2001 First Mortgage Bonds to the Trustee.

2. Issue, renewal or guaranty:  Issue.

3. Principal amount of each security: The 2001 Series A Bonds were issued in the principal amount of $89,250,000; the 2001 Series B Bonds were issued in the principal amount of $89,250,000; and the 2001 Series C Bonds were issued in the principal amount of $108,985,000. The Series I First Mortgage Bonds were issued in the principal amount of $89,250,000; the Series J First Mortgage Bonds were issued in the principal amount of $89,250,000; and the Series K First Mortgage Bonds were issued in the principal amount of $108,985,000.

4. Rate of Interest per annum of each security: The 2001 Series A Bonds and the 2001 Series B Bonds currently bear interest at a variable Auction Rate and may be converted by the Company to a Daily Mode, Weekly Mode, Flexible Mode, Term Rate Mode or Fixed Rate Mode. The 2001 Series C Bonds bear interest at a fixed rate per annum of 5.45% from December 1, 2001, with interest payable semiannually on May 1 and November 1 of each year, commencing on May 1 2002. The Series I, J and K First Mortgage Bonds bear interest at the same rate as their related 2001 Bonds.

5. Date of issue, renewal, or guaranty of each security: The 2001 Bonds were issued on December 19, 2001. The 2001 Series C Bonds initially bear interest from December 1, 2001. The 2001 First Mortgage Bonds were issued on December 19, 2001 pursuant to a Twelfth Supplemental Indenture dated as of December 1, 2001.

6. If renewal of security, give date of original issue: N/A.

7. Date of maturity of each security: The 2001 Bonds and the 2001 First Mortgage Bonds mature on May 1, 2021.

8. Name of the person to whom each security was issued, renewed or guaranteed: The Agreements were entered into among the Authority, the Company and the Trustee. The 2001 Series A Bonds and the 2001 Series B Bonds were issued to Morgan Stanley & Co. Incorporated, Goldman Sachs & Co. and J.P. Morgan Securities Inc., underwriters, and then sold by such underwriters to the public. The 2001 Series C Bonds were issued to Morgan Stanley & Co. Incorporated and Banc One Capital Markets, Inc., underwriters, and then sold by such underwriters to the public. The 2001 First Mortgage Bonds were issued to the Trustee to evidence and secure the Company's repayment obligations under the Agreements.

9. Collateral given with each security:  The 2001 First Mortgage
Bonds are secured under the Company's First Mortgage Indenture by a first lien on substantially all of the Company's property, subject to certain customary exceptions.

10. Consideration received for each security: The 2001 Bonds were sold to the underwriters at 100% and to the public at 100%. The Company received the net proceeds from the sale of the 2001 Bonds in exchange for its obligations to repay the loans under the Agreements.

11. The proceeds from the sale of the Bonds will be used to redeem and refund the entire outstanding principle amount of the 1991 Bonds.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provision of Section 6(a) because of:

(a)  the provisions contained in the first sentence of Section
  6(b):

(b)  the provisions contained in the fourth sentence of Section
  6(b):

(c) the provisions contained in any rule of the Commission other than Rule U-48: X.

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of
Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5% of the principal amount and par value of other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding shall be considered as maturing in not more than nine months for the purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b).): N/A.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: N/A.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than U-48, designate the rule under which exemption is claimed: Rule
52.

Public Service Company of New Hampshire


By /s/ Randy A. Shoop
       Randy A. Shoop
       Assistant Treasurer - Finance